UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

NextDecade Corporation

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

65342K 105

(CUSIP Number)

Ninteenth Investment Company LLC P.O. Box 45005 Abu Dhabi United Arab Emirates +971 2413-400	with a copy to: Christopher Forrester, Esq. Shearman & Sterling LLP 1460 El Camino Real, 2nd Floor Menlo Park, California 94025

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D
CUSIP No. 65342K 105	Page 2 of 8

1	NAME OF REPORTING PERSON
Mubadala Investment Company PJSC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,206,376

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,206,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,206,376*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.84%**

14	TYPE OF REPORTING PERSON
CO

* Includes shares owned by Ninteenth Investment Company LLC

**The percentage calculation is based on an aggregate of approximately 144,392,130 shares of common stock outstanding as of September 30, 2022, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2022.

Schedule 13D
CUSIP No. 65342K 105	Page 3 of 8

1	NAME OF REPORTING PERSON
Mamoura Diversified Global Holding PJSC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC, AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,206,376

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,206,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,206,376*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.84%**

14	TYPE OF REPORTING PERSON
CO

* Includes shares owned by Ninteenth Investment Company LLC

**The percentage calculation is based on an aggregate of approximately 144,392,130 shares of common stock outstanding as of September 30, 2022, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2022.

Schedule 13D
CUSIP No. 65342K 105	Page 4 of 8

1	NAME OF REPORTING PERSON
Ninteenth Investment Company LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐
Not Applicable

6	CITIZENSHIP OR PLACE OF ORGANIZATION
The Emirate of Abu Dhabi, United Arab Emirates

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
14,206,376

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
14,206,376

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
14,206,376

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.84%*

14	TYPE OF REPORTING PERSON
CO

*The percentage calculation is based on an aggregate of approximately 144,392,130 shares of common stock outstanding as of September 30, 2022, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2022.

CUSIP No. 65342K 105

AMENDMENT NO. 1 TO SCHEDULE 13D

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on December 11, 2019 (the “Schedule 13D”).

This Amendment No. 1 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed as such terms in Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is hereby amended and restated in its entirety as the following:

This Statement of Beneficial Ownership on Schedule 13D (this “Statement”) is filed on behalf of the Reporting Persons with the Securities and Exchange Commission (the “Commission”). This Statement relates to the 14,206,376 shares (the “Shares”) of common stock, $0.0001 par value per share (“Common Stock”) of NextDecade Corporation, a corporation formed under the laws of the State of Delaware (the “Issuer”), including 10,074,482 shares of Common Stock (the “2019 Shares”) acquired by the Reporting Persons in connection with the Common Stock Purchase Agreement, dated as of October 24, 2019, by and between the Issuer and Ninteenth Investment Company LLC (the “2019 Agreement”), 398,725 shares of Common Stock acquired by the Reporting Persons pursuant to Section 2.6(a) of the 2019 Agreement, 398,725 shares of Common Stock acquired by the Reporting Persons pursuant to Section 2.6(b) of the 2019 Agreement and 3,334,444 shares of Common Stock acquired by the Reporting Persons in connection with the 2023 Common Stock Purchase Agreement (the “2023 Shares”). The address of the Issuer's principal executive offices is 1000 Louisiana Street, Suite 3900, Houston, Texas 77002.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by:

(i) adding the following at the end of Item 3:

Pursuant to the 2019 Agreement, Ninteenth Investment Company LLC was issued, without any further consideration being payable to the Issuer, (i) 398,725 shares of Common Stock on the next Business Day following the non-occurrence of the FID (as defined in the 2019 Agreement) on or before January 1, 2021 and (ii) 398,725 shares of Common Stock on the next Business Day following the non-occurrence of the FID on or before July 1, 2021.

Pursuant to the common stock purchase agreement, dated February 3, 2023, by and between Ninteenth Investment Company LLC and the Issuer (the “2023 Common Stock Purchase Agreement”), Ninteenth Investment Company LLC purchased 3,334,444 shares of Common Stock for an aggregate purchase price of $20.0 million.

CUSIP No. 65342K 105

References to, and descriptions of, the 2023 Common Stock Purchase Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which is attached hereto as Exhibit 10.5.

and (ii) replacing the reference to the “Shares” in the fourth paragraph of Item 3 with the “2019 Shares”.

Item 5.	Interests in the Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented by replacing the first paragraph therein with the following:

The aggregate percentage of Shares reported owned by each person named herein is based on an aggregate of approximately 144,392,130 shares of common stock outstanding as of September 30, 2022, as reported in the issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented by:

(i) replacing the first paragraph following the subheading “Registration Rights Agreement” in its entirety with the following:

Pursuant to the registration rights agreement, dated October 24, 2019, by and between Ninteenth Investment Company LLC and the Issuer (the “Registration Rights Agreement”), the Issuer is required to file a registration statement within 45 days from October 28, 2019 to permit the resale of the 2019 Shares and certain eligible shares of Common Stock held by the Reporting Persons from time to time. Additionally, the Reporting Persons may in certain instances elect to dispose the eligible Shares pursuant to an underwritten offering or engage in an underwritten block trade. The Reporting Persons will also have demand and piggy-back registration rights covering any eligible Shares held by the Reporting Persons.

(ii) replacing the references to the “Shares” in the first paragraph following the subheading “Lock-up Agreements” with the “2019 Shares”; and

(iii) adding the following at the end of Item 6:

2023 Common Stock Purchase Agreement

Pursuant to the 2023 Common Stock Purchase Agreement, the Issuer is required to file a registration statement within 90 days from February 8, 2023 to permit the resale of the 2023 Shares on the terms and conditions specified in the Registration Rights Agreement.

CUSIP No. 65342K 105

References to, and descriptions of, the 2023 Common Stock Purchase Agreement set forth herein are not intended to be complete and are qualified in their entirety by reference to the text of the agreement, which is attached hereto as Exhibit 10.5.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibit:

10.5       Common Stock Purchase Agreement, dated as of February 3, 2023

CUSIP No. 65342K 105

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2023

Mubadala Investment Company PJSC

By: /s/ Marwan Nijmeh
Name: Marwan Nijmeh
Title: Authorized Signatory

Mamoura Diversified Global Holding PJSC

By: /s/ Marwan Nijmeh
Name: Marwan Nijmeh
Title: Authorized Signatory

Ninteenth Investment Company LLC

By: /s/ Saed Arar
Name: Saed Arar
Title: Authorized Signatory

By: /s/ Kit Wai Li
Name: Kit Wai Li
Title: Authorized Signatory